EXHIBIT 99.1

Student Transportation Inc. Recognizes Its Dedicated Employees

Company Honors Its Talented Team During Employee Appreciation Week

WALL, N.J., May 14, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, honored its employees with a company-wide "Employee Appreciation Week" during April 22 – 26. With the company continuing to grow and expand throughout the United States and Canada, there are now almost 10,000 employees, including drivers, mechanics, and dispatchers, that make up Student Transportation Inc. and its subsidiaries, Student Transportation of America and Student Transportation of Canada. A video message was released at the beginning of the week featuring Chief Operating Officer Patrick Vaughan who shared his appreciation and recognized the company's employees for their dedication to service and commitment to safety.

STI also launched its Student Transportation Appreciation and Recognition ("STAR") Program which will recognize employees regularly for their special contributions, including a monthly feature on the company's website as part of the company's new Employee Spotlight initiative. The STAR Program was the brainchild of the STI Communications Council, and a direct result of the managers throughout North America coming together and wanting to acknowledge all of the great work that their employees do on a daily basis.

Employee Appreciation events took place throughout the week at Student Transportation's 128 locations across the United States and Canada. Events included catered breakfasts, lunches and cookouts, as well as prize raffles and awards ceremonies which also included school officials and community leaders, in addition to STI employees.

Some of the more than 250 school districts served by STI also participated in the company-wide festivities. In Battle Ground, WA, over 200 people attended one Employee Appreciation celebration, including members of the school district, where STI employees were recognized and presented a plaque by the district for their skill and dedication.

"Our employees are the backbone of our company and we wanted to express our gratitude for their dedication and care of the nearly one million students that we transport to and from school safely and on time each day," stated Mr. Vaughan.

STI to Deliver 100th Monthly Dividend at TSX Ceremony

On Wednesday, May 15, 2013 at 12:00 p.m. ET at The Studio of the Toronto Stock Exchange in the Exchange Tower, at 130 King Street West in Toronto, the Company will thank employees and join with shareholders in a ceremony to celebrate the Company's 100th consecutive monthly cash dividend paid to shareholders. The ceremony will also be audio webcast live from STI's website at www.rideSTBus.com. As has been the past practice, the Board of Directors approved at its recent meeting the quarterly extension of dividends payable to shareholders of record through September 2013.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Patrick Gallagher
         Student Transportation Inc.
         (708) 738-2058
         Email: info@ridesta.com
         Website: www.rideSTBus.com